                         PRESS RELEASE
12 July 2022

Covéa has completed the acquisition of PartnerRe Ltd. from Exor

Covéa today announced that it has completed the acquisition of PartnerRe Ltd. from Exor for a total cash consideration of €7,9Bn1.

A leading franchise in reinsurance, PartnerRe has a strong presence in North America, Europe and the Asia-Pacific region and a broadly diversified portfolio. Consolidating its financial capacity, the operation will boost its growth and its positioning in the reinsurance market.

The acquisition of PartnerRe enters into Covéa’s long-term strategy, anticipating changes in the global insurance industry. It gives access to enhanced diversification in terms of product range, business lines and geographies in which the Group operates, thus strengthening its position across the entire risk management value chain.

Covéa and Exor will continue their cooperations.

Thierry Derez:
“This acquisition enables Covéa to combine the expertise and support capabilities of the French market leader with those of a global risk management operator.
With this greater diversification, our Group will strengthen its position as a key player in risk management, covering the entire value chain. This major step forward in the Group’s development is aligned with our two hundred-year history of adapting to risk transformation. It will enable us to continue to keep apace with changes in society and the expectations of our clients.”

Jacques Bonneau:
“This transaction is a significant step and opens a new chapter in PartnerRe’s history, bringing together our best-in class, global reinsurance expertise with one of the leaders in property and casualty insurance in Europe. Covéa’s deep financial strength and strong ratings position PartnerRe as a sustainable business partner and, together, our diversified business footprint and deep expertise create a new global leader in the reinsurance industry.”

1 after application of FX hedging and price adjustment related to net asset value.

Michel Gougnard is appointed Chairman of Covéa SGAM and Thierry Derez continues in his role as Chief Executive Officer.

The acquisition of PartnerRe represents a major transformation for the Group, which begins a new chapter in its history. Consequently, the Board of Directors believed it would be beneficial for the Group Thierry Derez to focus on shaping the new structure as Group Chief Executive Officer.

Therefore, the Board of Directors of Covéa SGAM decided to separate the offices of Chairman of the Board and Chief Executive Officer. Michel Gougnard has been appointed Chairman of Covéa SGAM.

The Board also adopted several other resolutions, including deciding to renew Paul Esmein and Maud Petit in their positions as Deputy Chief Executive Officer.

Thierry Derez:
“Michel Gougnard is unanimously respected in our industry. He has brought a lot to our profession, especially during his time as Chairman of the FGAO. I am delighted he accepted to take up the office of Chairman of Covéa as his vision and talent will be precious assets in helping the Group complete the transformations underway.”

Michel Gougnard:
“I am really excited about channelling my energy and experience for the Group and its strategic vision. The Group is solid, and I am honoured to have been chosen by the Board and given the opportunity to support Thierry Derez in bringing about the ongoing transformations.”

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